SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October,  2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Interim Management Statement - Part 1

Embargo: 07:00am Wednesday 28 October 2009

PRUDENTIAL PLC THIRD QUARTER 2009 INTERIM MANAGEMENT STATEMENT

ROBUST NINE MONTHS GROUP-WIDE SALES OF £2,020 MILLION

IN THE THIRD QUARTER:

•	GROUP-WIDE RETAIL SALES OF £699 MILLION UP TEN PER CENT

•	POWERFUL MOMENTUM IN US, RETAIL SALES UP 66 PER CENT

•	ASIAN SALES UP FOUR PER CENT

•	OUTSTANDING ASSET MANAGEMENT NET INFLOWS OF £2.9 BILLION UP 187 PER CENT

STRONG CAPITAL POSITION - IGD SURPLUS ESTIMATED AT £2.8 BILLION

	9m 09 APE	% change	Q3 09 APE	% change on Q3 08
Retail Insurance
Asia*	£846m	(9)%	£293m	4%
US	£640m	51%	£249m	66%
UK	£531m	(13)%	£157m	(22)%
Total - Retail	£2,017m	3%	£699m	10%
Total - Wholesale	£3m	(99)%	£1m	(99)%
Total Group Insurance	£2,020m	(9)%	£700m	(9)%

	Net inflows		Net inflows
M&G	£11,137m	169%	£2,512m	47%
Asia Asset Management	£1,891m	99%	£435m	**
US	£(61)m	**	£(49)m	**
Total	£12,967m	154%	£2,898m	187%

* Asia 2009 and 2008 comparative APE sales exclude the Taiwan agency business disposed of during Q2 2009.

** Asia asset management net outflows in Q3 2008 were £690m. US asset management net inflows in 9m 2008 were £8m (net outflows £4m in Q3 2008).

Tidjane Thiam, Group Chief Executive said:

"I am pleased to report strong Group-wide new business in the third quarter with total retail sales of £699 million up 10 per cent over the same period last year. This performance demonstrates the effectiveness of our strategy in what remains a challenging and fragile economic environment.

In total, for the first nine months of the year, Group-wide retail sales were £2,017 million, three per cent higher than the same period last year. Wholesale sales were held to minimum levels as we continued to focus on products with higher IRRs and shorter payback periods.

In Asia, we achieved sales of £293 million in the third quarter, up four per cent on the third quarter last year on actual exchange rates. The third quarter of 2009 was the first quarter with positive year-on-year growth since the second quarter of 2008.  Our new business sales of £846 million for the first nine months of the year were down nine per cent on the same period in 2008, compared to a 15 per cent fall at the half year, an improving performance in difficult market conditions. As a Group we remain well-positioned in the region, which we believe offers the best long-term profitable growth prospects.

In the US, we continue to be one of the major beneficiaries of the significant changes in the competitive landscape. Jackson has delivered the highest level of retail sales for the first nine months of the year in the company's history, with sales of £640 million, a 51 per cent increase from the same period in 2008 on actual exchange rates. The momentum seen in the first half of the year has continued, with £249 million of new business written in the third quarter, a 66 per cent increase over the same quarter last year, demonstrating the strength and quality of our business model.

In the UK, our disciplined approach to capital consumption led to retail sales of £531 million in the first nine months of the year, down 13 per cent on the same period last year. Our total new business sales were down 28 per cent at £534 million, reflecting the large bulk annuity transaction executed in the third quarter of 2008. We remain focused on our two key areas of strength; the with-profits and annuity markets.

M&G continues to deliver strong investment performance and as a result has continued to outperform, with total net fund inflows of £11.1 billion to the end of September, including £2.5 billion in the third quarter alone. External funds under management have increased to £66.2 billion, up 41 per cent on the start of the year.

Our Asian asset management business has been able to generate net inflows of £1.9 billion to the end of September, double the 2008 performance, and has seen external funds under management increase by 23 per cent during the year to £18.8 billion.

Our capital position continues to be strong with an estimated IGD surplus of £2.8 billion, covering our minimum capital requirement 2.4 times.

We believe that the economic environment will remain uncertain for a while. The Group has clearly demonstrated its strong defensive capabilities and is now well positioned to benefit from the next stage of the economic cycle."

1. Business Unit Review

1.1 Asia insurance operations

We are becoming progressively more optimistic about the economic situation in Asia, following the turbulence of the previous 12 months. There are some encouraging signs of recovery.

The experience of our life businesses is in line with this more positive assessment of the region.  Third quarter new business APE of £293 million is up four per cent on the third quarter of 2008 after corresponding decreases of 11 per cent and 14 per cent in the first and second quarters. Year to date APE of £846 million is nine per cent lower than the same period last year, compared to a 15 per cent fall at the half year, confirming the inflexion observed in the third quarter.  In nine markets out of 12, sales were higher in Q3 than for the same period last year.

Year to date, the proportion of higher-margin and strategically important health and protection business remains at 29 per cent. We have continued to focus on the profitability of the business we write, with a high proportion of regular premium business. Furthermore, we have not seen any material adverse changes in persistency experience in the in-force book during the third quarter.

Looking at developments of our sales in each major market:

CITIC-Prudential Life in China had a very encouraging third quarter with our share of new business at £13 million up 44 per cent on the same period in 2008, making this the highest ever quarter in this market both in local currency and at actual exchange rates. Bancassurance remains a key driver of growth with year to date APE up 73 per cent over 2008, contributing 44 per cent of total new business compared to 32 per cent last year. There has also been an up-tick in agency activity during the third quarter following new initiatives to boost recruitment and productivity together with renewed interest in unit-linked products. Year to date new business is £34 million, up 21 per cent over the same period last year.

Hong Kong continued the upwards trend seen in the second quarter with third quarter APE of £55 million 20 per cent above the third quarter of 2008. Sales growth is being led by the agency channel, and there are some signs of recovery in the bank channel, with September seeing the highest volume of new business so far this year. Year to date APE of £150 million is six per cent below the same period last year compared to the 16 per cent decrease reported at half year. Regular premium business is up 27 per cent year to date and 49 per cent in the third quarter compared to prior year.

After some challenges related to the economic climate earlier this year, the life market in India rebounded strongly in the third quarter. Prudential's share of ICICI-Prudential Life's new business in the third quarter was £40 million, principally driven by the resurgence in interest in insurance products and an increase in average case sizes. Compared to 2008 new business is down 15 per cent in the third quarter, a very significant and positive change in trend, compared to the second quarter year on year decline of 46 per cent. Year to date APE of £116 million is 33 per cent lower than the same period in 2008 reflecting the severity of the impacts of the economic crisis especially during the beginning of the year.

Our business in Indonesia has expanded rapidly during the last two years, principally through the very successful growth of the agency force. We now have over 70,000 agents there and are firmly established as the market leader. New business for the third quarter was £43 million, two per cent higher than the third quarter of 2008. Year to date APE of £126 million is three per cent lower than the same period in 2008, an improvement on the six per cent fall at the half year.

The market conditions in Korea remain challenging, especially for foreign players and our management remain firmly committed to our value over volume strategy. We have therefore refused to match products in the market which we consider to offer unattractive returns to shareholders. This clearly impacted sales with year to date APE of £96 million being 47 per cent lower than the same period last year. Encouragingly, persistency rates in this business have now stabilized.

Prudential's life businesses in Malaysia continue to perform very well with third quarter new business of £32 million up 19 per cent compared to the third quarter of 2008. The key driver of this growth remains the agency force of 12,000 that generates over 90 per cent of the new business. However, there are now positive signs from the bank channel, as although still relatively small, volumes of new business year to date are over three times the same period last year. Year to date APE of £84 million is a very positive 27 per cent higher than the previous year.

The latest available data from Singapore shows that we have outperformed the market in terms of regular premium new business, with sales of £64 million year to date, 14 per cent higher than the same period last year.  Third quarter APE was up 32 per cent compared to the same period in 2008.  Year to date APE of £80 million is eight per cent lower than the same period last year, compared to the 20 per cent reduction reported at the half year.  The proportion of linked business in Singapore saw a boost during the third quarter averaging 29 per cent of APE, compared to an average 20 per cent for the first half this year.

Post the successful disposal of the agency distribution channel earlier this year in Taiwan, our business has seen the rapid transformation of the partnership channel into a material generator of new business. Year to date APE of £77 million is 166 per cent higher than the same period last year on a like for like basis and the third quarter was 30 per cent higher than the second quarter. We are also beginning to see a very positive shift in product mix with increased sales of longer-term par products in bancassurance, supported by continued momentum in direct and tele-marketing sales focusing on higher margin medical products.

Looking at the other smaller operations on actual exchange rates Vietnam had a record quarter and is 28 per cent up on prior year to date, both Thailand and the Philippines performed satisfactorily given the market conditions and Japan continues to generate small, but consistent volumes of protection business through the broker channel.

1.2 US operations

Jackson has continued to benefit significantly from the flight to quality in the US annuity market, as customers are increasingly seeking product providers that offer consistency, stability and financial strength. Our strategy has been to target increasing volumes in variable annuities whilst managing down fixed annuity sales in line with the goal of capital preservation. There were no institutional sales during the first three quarters of 2009, as Jackson focused on optimising the balance between new business profits and capital consumption.

Jackson delivered APE retail sales in the first three quarters of 2009 of £640 million, representing a 51 per cent increase over the same period in 2008 at actual exchange rates, a 20 per cent increase at constant exchange rates and the highest level of retail sales during the first three quarters in the company's history. The strong momentum seen in the first half of the year has continued - third quarter retail APE sales of £249 million was the highest quarter in the company's history, 20 per cent higher than the second quarter of 2009 and 66 per cent higher than the third quarter of 2008. We have maintained our pricing discipline and continued to write business at very attractive IRRs and payback periods.

Variable annuity APE sales of £432 million during the first three quarters of 2009 were 66 per cent higher than the same period in 2008, reflecting the equity market rally that began in the second quarter of 2009, the relative consistency of Jackson's product offering and continued disruptions among some of our major competitors. Sales in the third quarter of £180 million were the highest in the company's history, 22 per cent higher than the second quarter of 2009 and 125 per cent higher than the third quarter of 2008. Jackson ranked fourth nationally in new variable annuity sales in the second quarter of 2009, with a market share of 7.2 per cent, up from 12th with a market share of 4.3 per cent in the second quarter of 2008. In the first half of 2009, the latest period for which statistics are available, Jackson ranked second in variable annuity net flows and experienced the lowest level of outflows, as a percentage of variable annuity inflows, in the industry.

Fixed index annuity (FIA) APE sales of £106 million in the first three quarters of 2009 were up 231 per cent over the same period of 2008. Sales in the third quarter of £48 million were 45 per cent higher than the second quarter of 2009 and 300 per cent higher than the third quarter of 2008. Industry FIA sales have benefited from an increase in customer demand for products which offer guaranteed rates of return with additional upside potential linked to stock market index performance. Additionally, Jackson's FIA sales have benefited from the company's financial strength ratings and further disruptions among some of the top FIA sellers. Jackson ranked sixth in sales of FIA during the second quarter of 2009, with a market share of 6.0 per cent, up from 11th with a market share of 2.8 per cent in the second quarter of 2008.

Jackson's strategy of containing fixed annuity volumes resulted in APE sales of £84 million, 26 per cent lower than the same period in 2008. Sales in the third quarter of £14 million were 36 per cent lower than the second quarter of 2009 and 73 per cent lower than the third quarter of 2008.

Total retail annuity net flows of £3.3 billion for the first nine months represent a 96 per cent increase on the same period in 2008 at AER, reflecting the impacts of record sales and continued low levels of surrender activity.

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, had total assets under management of £2.0 billion at the end of September 2009 compared with £1.8 billion at the end of 2008. Curian generated deposits of £507 million in the first three quarters of 2009, up five per cent on the same period of 2008.

1.3 UK insurance operations

Prudential UK has continued to focus on optimising the balance between writing profitable new business and capital conservation. We have maintained our strict pricing discipline and as a result have been able to minimise new business strain. Consequently, total APE sales of £534 million for the first nine months were 28 per cent down on the same period last year, as the 2008 figure included a large bulk annuity transaction in the third quarter for £106 million. Retail sales for the first nine months of 2009 of APE £531 million were down 13 per cent.

This disciplined approach led to lower sales of individual annuities. The stock market falls seen in 2008 and early 2009 have also impacted sales of some other product lines, such as offshore bonds. These reductions in sales were partially offset by the continued strength of with-profits sales, in particular PruFund, as consumers remain attracted by a more cautious investment approach and keen to protect themselves from market downturns. As we said at the half year results, in the first six months of the year margins on individual annuities were exceptionally high due to the abnormal spreads available on high quality credit assets, which have now reduced materially.

Sales of individual annuities were down 21 per cent on the same period last year to APE £164 million, impacted by a reduction of 13 per cent in average case sizes. The reduction was a direct consequence of depressed asset values and the decision by some customers to defer retirement. In addition, we actively managed the flow of external annuity business consistent with our value over volume strategy. The pipeline from maturing individual and corporate pension policies remains strong.

Sales of with-profits bonds of APE £101 million were up 36 per cent on the same period in 2008. The strong year-to date sales growth reflects the attractiveness of Prudential's with-profits offering, including in particular PruFund, in which over £1 billion has been invested across our retail savings product range in the last 12 months. In the third quarter, we extended the PruFund range of investments with the launch of the PruFund Cautious series to sit alongside the PruFund Growth series within our Flexible Investment Plan, an on-shore bond wrapper.

Individual pensions sales of APE £34 million were 36 per cent higher than in the first nine months of 2008. Sales of the Flexible Retirement Plan, our factory-gate priced individual pension product, have continued to grow with sales in 2009 of APE £15 million up 117 per cent, helped by the addition of PruFund as an investment option in November 2008.

Corporate pension sales of £156 million were 18 per cent lower than for the first nine months of 2008. Growth into existing schemes has remained healthy. Underlying sales, excluding one-off items in 2008 of £37 million, were two per cent higher. Prudential has secured more than 20 new corporate schemes in 2009 and is provider to over 20 per cent of FTSE 350 companies.

The PruHealth joint venture with Discovery now has 219,000 lives insured, an increase of 16 per cent over the same period in 2008, and gross written premiums were £76 million, up 12 per cent.  PruProtect has experienced encouraging sales growth for the first nine months following the re-launch of its product range in November 2008.

Equity Release volumes have fallen 58 per cent as we maintained our strict pricing discipline.

1.4 M&G

M&G is an investment-led business with a core strategy of delivering superior performance. This relentless focus on investment performance, combined with a well-diversified business mix and well-established distribution capabilities, has helped M&G to have an extremely strong nine months, despite the challenge posed to the asset management industry by the market turmoil at the start of the year.

Over the past three quarters, M&G has attracted gross fund inflows of £18.4 billion, an increase of 52 per cent over the same period in 2008. Net inflows reached a record £11.1 billion, a year-on-year increase of 169 per cent. In the third quarter, net inflows were £2.5 billion, 47 per cent higher than the same period last year. This reflects a particularly strong contribution from the Retail Business where sales remained robust.

M&G's external funds under management at the end of the third quarter were £66.2 billion, up 41 per cent on the 2008 year-end and up 32 per cent on the third quarter of 2008. The increase is the combined result of strong inflows and the recent recovery in equity markets.

It continues to be an outstandingly successful year for M&G's Retail Business, which for the 2009 year to the end of August had a 27 per cent market share of net UK retail flows as defined by the Investment Management Association. Gross sales year-to-date were £9.8 billion and £3.3 billion for the quarter. Net inflows rose to a record level of £5.7 billion against £1.4 billion for the same period in 2008, including £1.7 billion of net sales for the three months to the end of September.

Our market-leading bond funds continued to attract the lion's share of inflows, accounting for 77 per cent of net sales year to date. Many of our equity funds have also seen strong net inflows year-to-date, including M&G Recovery and M&G Global Basics. The M&G Recovery Fund is now the largest and best-selling fund in the UK All Companies sector.

Performance of M&G's funds has remained excellent. Over the three years to the end of September, 28 per cent of our retail funds have delivered top quartile performance, while 72 per cent have beaten their sector averages.

In the institutional market, M&G recorded gross sales of £8.7 billion for the three quarters, up 53 per cent on 2008. Net flows were £5.4 billion for the period, an increase of 98 per cent on the same period last year, and £0.9 billion in the third quarter of 2009. Year-to-date figures include the award of a single £4 billion fixed income mandate and net inflows of £0.7 billion into our Leveraged Loans Funds, but exclude the £1.3 billion raised in the first two rounds of financing for the UK Companies Financing Fund. These assets will start to be recorded as the Fund starts advancing money to clients.

This has been a unique year for net sales and for growth in external funds under management - all achieved against the backdrop of continued uncertainty in markets.

1.5 Asia Asset Management

During the first half of 2009 market conditions were particularly challenging however during the third quarter there has been a strong recovery in market valuations, as reflected by the 17 per cent increase in the MSCI AC Asia index (in actual exchange rate terms). This supported a strong recovery in year to date net flows from third parties of £1.9 billion, double the same period last year. Net flows in the third quarter of 2009 of £435 million (compared to a net outflow of £690 million in the same period in 2008) were predominantly due to inflows in higher-margin equity and bond funds.

Third quarter flows were aided by several successful fund launches including China where the You Sheng Selected Equity Fund raised £212 million and Dubai where the United Arab Emirates and Qatar fixed maturity plan series attracted net new funds of £330 million.

Investment performance has improved with 66 per cent of funds either outperforming their benchmarks or ranking in the top-two quartiles relative to peers in the year to August. Of particular note, in China, CITIC-Pru's Blue-chip Equity Fund was awarded the top-class fund recognition for 1-year performance by Lipper.

Asia's funds under management (FUM) at the end of the third quarter was £42.2 billion, up 22 per cent year to date (excluding the FUM related to the sold Taiwan agency business) and 18 per cent higher than at the start of the third quarter. The overall FUM level was comprised of £18.8 billion from external clients, £18.0 billion from Prudential's Asia life funds and £5.4 billion from other parts of the Group.

2. Financial Management

The Group remains focussed on the proactive management of its balance sheet and risk profile. We continue to impose stringent stress testing on our key capital measures, ensuring we could withstand, both in the short and medium term, significant market shocks.

2.1 Capital Management

Our capital position remains strong. We have continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our Insurance Groups Directive (IGD) capital surplus was £2.8 billion at 30 September 2009, covering our capital requirements 2.4 times. This compares to £1.5 billion at the end of 2008, £1.6 billion at the end of Q1 2009, £2.5 billion at 30 June 2009 and £3.0 billion in July after allowing for the July hybrid debt issuance.

The movement in our IGD position since we disclosed it in our interim results primarily reflects underlying earnings offset by payment of the interim dividend, investment in new business, credit related impacts in the US and various other items.

This robust capital position, together with the Group's strong existing earnings capacity, our established hedging programmes and our additional areas of financial flexibility, mean that we remain well positioned to withstand significant deteriorations in market conditions should they occur.

As at 30 September the sensitivity of our IGD capital position to various events was as follows:

•	An instantaneous 20 per cent fall in equity markets from 30 September 2009 levels would not have a significant impact on IGD surplus

•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £300 million

•	A 150bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £250 million

•	Credit defaults of ten times the expected level would have an impact of £750 million.

As disclosed in our interim results, during the extreme equity market conditions experienced in the first quarter of 2009 the Group entered into additional one-off hedging contracts to protect the Group's IGD capital position against a tail-event of an instantaneous 40 per cent drop in equity markets with no recovery. The hedge has not been renewed and the total costs related to that hedge are in line with the reported estimate of £252 million.

In addition to our strong capital position, the total credit reserve for the UK shareholder annuity funds also protects our capital position in excess of the IGD surplus. This credit reserve has increased to £1.5 billion following the decrease in valuation yields over the quarter and now represents 40 per cent of the portfolio spread over swaps, compared to 31 per cent at 30 June 2009, and 25 per cent as at 31 December 2008.

2.2 Credit

The Group's total debt portfolio on an IFRS basis is estimated at £92 billion at 30 September 2009 excluding holdings attributable to external unit holders of consolidated unit trusts. Of this total, £63 billion is in the UK, including £40 billion within the UK with-profits fund. Shareholders have limited risk exposure to the with-profits fund as the solvency is protected by the inherited estate.  Outside the with-profits fund there is £4 billion in unit-linked funds where the shareholder risk is limited, with the remaining £19 billion backing the shareholder annuity business and other non-linked business (of which 78 per cent is rated AAA to A, 18 per cent BBB and four per cent non-investment grade).

Asia's debt portfolio totals £4.9 billion of which £3.0 billion is invested in unit-linked and with-profits funds with minimal shareholder risk and £1.9 billion held by shareholder backed non-linked business.  No defaults were reported in the third quarter of 2009.

Therefore, the most significant area of exposure to credit risk for the shareholder remains Jackson in the US. Jackson's fixed income portfolio at 30 September is estimated at £22.9 billion. We continue to see the benefits of the normalisation of the US credit markets.  Jackson's net unrealised loss has reduced from £1.8 billion at half year 2009 to £0.2 billion at the end of the third quarter.

Gross unrealised losses on securities priced below 80 per cent of book value were £0.8 billion at the end of the third quarter compared to £1.5 billion at half year 2009.  As stated in our half year results announcement, it is our intention to hold these securities for the longer term, an approach which in economic terms limits the impact of short term market volatility.

Jackson did not experience any losses on defaults during the third quarter of 2009. Write downs of impaired securities in the third quarter of the year were £156 million, of which £136 million were on Residential Mortgage Backed Securities (RMBS). No write downs were reported on corporate bonds. This compares to total write downs of £324 million reported for the first six months of 2009.

The Group remains comfortable with its liquidity position at both holding and subsidiary company level. The holding company has significant internal sources of liquidity which are sufficient to meet all of our requirements for the foreseeable future without having to utilise external funding.

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	Matt Lilley	+44 (0)20 7548 2007
Robin Tozer	+44 (0)20 7548 2776	Jessica Stalley	+44 (0)20 7548 3511
Sunita Patel	+44 (0)20 7548 2466

Notes to Editor:

1.	Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.
2.

Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3.	UK Retail sales include all products except bulk annuities and credit life sales.
4.	There will be a conference call today for wire services at 7.30am (GMT) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 8609 0793. Passcode:797476#
5.

There will be a conference call today for investors and analysts at 9:30am (GMT) hosted by Tidjane Thiam, Group Chief Executive. From the UK please call +44 (0)20 8609 0793. Passcode 851650#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK  or +1 866 676 5865 from the US. The conference reference number is 273855#.

6.	High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).
7.	Financial Calendar 2010:

Fourth Quarter 2009 New Business Release	24 February 2010
2009 Full Year Results	25 March 2010
AGM	19 May 2010
2010 Half Year Results	10 August 2010

8.

Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless stated. An alternative method of presentation is on a constant exchange rate basis - the two bases are compared in the table below.

	Annual Premium Equivalent Sales
	Actual Exchange Rates			Constant Exchange Rates
	2009 Q3	2008 Q3	+/- (%)	2009 Q3	2008 Q3	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
Retail Insurance
Asia	846	929	(9%)	846	1,052	(20%)
US	640	424	51%	640	534	20%
UK	531	608	(13%)	531	608	(13%)
	______	______	______	______	______	______
Total - Retail	2,017	1,961	3%	2,017	2,194	(8%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Total - Wholesale	3	251	(99%)	3	282	(99%)
	______	______	______	______	______	______
Total Group Insurance	2,020	2,212	(9%)	2,020	2,475	(18%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Gross Inflows
	Actual Exchange Rates			Constant Exchange Rates
	2009 Q3	2008 Q3	+/- (%)	2009 Q3	2008 Q3	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
M&G	18,441	12,114	52%	18,441	12,114	52%
US	6	32	(81%)	6	40	(85%)
Asia	52,668	34,412	53%	52,668	37,744	40%
	______	______	______	______	______	______
Total	71,115	46,558	53%	71,115	49,898	43%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Total Insurance and Investment New Business
	Actual Exchange Rates			Constant Exchange Rates
	2009 Q3	2008 Q3	+/- (%)	2009 Q3	2008 Q3	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
Insurance	11,287	12,932	(13%)	11,287	14,652	(23%)
Investment	71,115	46,558	53%	71,115	49,898	43%
	______	______	______	______	______	______
Total	82,402	59,490	39%	82,402	64,550	28%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £245 billion in assets under management (as at 30 June 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 October 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Susan Henderson

Susan Henderson
Deputy Group Secretary